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                                 SITESMITH, INC.
                              3283 SCOTT BOULEVARD
                              SANTA CLARA, CA 95054

                                December 8, 2000

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Barbara C. Jacobs
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

         SITESMITH, INC.
         REGISTRATION STATEMENT ON FORM S-1, SEC FILE NO. 333- 43508


Dear Ms. Jacobs:

         On behalf of SiteSmith, Inc. (the "Company"), this letter is filed pursuant to Rule 477(a) of the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-43508, filed by the Company on August 11, 2000 (the "Registration Statement").

         In light of its pending merger with a wholly-owned subsidiary of Metromedia Fiber Network, Inc., the Company has determined not to proceed with the public offering contemplated by the Registration Statement. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

         If you have any questions regarding the request for withdrawal, please contact Jeffrey Y. Suto of Venture Law Group, outside counsel for the company, at 650-233-8411 or Frank Slattery, General Counsel of the Company, at 408-987-6555.

                                           Sincerely,

                                           SITESMITH, INC.



                                           By:  /s/MARK SPAGNOLO
                                           -------------------------------------
                                           Mark Spagnolo
                                           President and Chief Executive Officer